FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2007
Goldcorp Inc. (Translation of registrant's name into English)
Suite 3400 - 666 Burrard St. Vancouver, British Columbia V6C 2X8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: May 11, 2007	/s/ Anna M. Tudela
Name: Anna M. Tudela
Title: Director, Legal and Assistant Corporate Secretary

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

  GOLDCORP FIRST QUARTER NET EARNINGS INCREASE 32 PERCENT

(All figures are in US dollars unless stated otherwise)

Vancouver, British Columbia - May 11, 2007 - Goldcorp Inc. (GG:NYSE; G:TSX) today reported net earnings of $124.9 million, or $0.18 per share, for the quarter ended March 31, 2007.  This compares to net earnings of $92.4 million, or $0.27 per share, in the first quarter of 2006.

First Quarter 2007 Highlights

•	Gold production nearly doubled to 558,000 ounces.

•	Total cash costs (net of by-product copper and silver credits) of $181 per ounce of gold(1).

•	Operating cash flows increased to $122.6 million.

•	Cash and cash equivalents at March 31, 2007 of $403.5 million.

•	Dividends paid of $31.6 million.

•	Second quarter completion of the sale of Amapari and Peak mines for $200 million in cash and $100 million in Peak Gold common shares.

•	Sale to Silver Wheaton of 25% of future Peñasquito silver production for $485 million in cash expected to close by May 31.

“Solid mine performance in the first quarter has laid the groundwork for a good year,” said Kevin McArthur, Goldcorp President and Chief Executive Officer. “Our cornerstone Red Lake mine in Canada is off to a strong start, and production at Marlin mine in Guatemala continues to gain momentum. Another cornerstone asset, the Peñasquito project in Mexico, remains on track. Construction activity is underway, good progress is being made on the engineering design and procurement and significant effort is now turning to further optimization studies in light of recent exploration success.

“Companywide gold production is scheduled to ramp up throughout the year, which includes the anticipated first gold pour at Los Filos mine late in the second quarter. Considering the revised production schedule for Los Filos mine, and the sale of the Amapari and Peak mines, we expect to produce approximately 2.5 million gold ounces for the year, and we continue to expect our total cash cost to be approximately $150 per gold ounce. Goldcorp enjoys the highest margins within the senior companies, attributable to our focus on designing and building low cost mines and our policy to not hedge our gold production.

“We also took important steps to further strengthen our financial position during the first quarter. The now-completed sale of the Peak and Amapari mines simplifies our asset portfolio. The second quarter sale of 25 percent of the future silver stream at Peñasquito for $485 million provides flexibility to reduce debt and fund our growth programs. The two transactions bring a total of $785 million in cash and securities to our balance sheet in the second quarter. Our focus for the balance of 2007 will be to unlock value through an exploration investment of $120 million in our own properties and mine sites.”

A conference call will be held Friday, May 11th at 9:00am. (PT) to discuss these results. Participants may join the call by dialing toll free 1-800-819-9193 or (913) 981-4911 for calls from outside Canada and the US. Conference ID# 9234904.

The conference call will be recorded and available for replay until June 15th, 2007 by dialing 1-888-203-1112 or (719) 457-0820 for calls outside Canada and the US. Passcode: 9234904. A live and archived audio webcast will be available on the website at www.goldcorp.com.

Goldcorp is one of the world’s lowest-cost and fastest growing multi-million ounce gold producers with operations throughout the Americas. The Company does not hedge its gold production.

(1)
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2006, available on www.sedar.com, and Form 40-F for the year ended December 31, 2006 on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001	e-mail: info@goldcorp.com website: www.goldcorp.com